UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1 7 , 200 7

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

NB: Mr. Schwartz’s comments will be delivered today at 10:15 AM EDT.
C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGE

TSX: DII.B, DII.A

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ENCOURAGED BY 2007 PROSPECTS

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Earnings to outpace revenue growth

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Efficiencies improve at two RTA furniture plants, operations at a third facility to be suspended

Montreal, May 17, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A) President & CEO, Martin Schwartz, says the Company’s various operations are continuing to improve, offering modest growth potential this year and more in 2008.  Addressing shareholders attending today’s annual general meeting, Mr. Schwartz noted that several new high margin juvenile products will be introduced in the US later this year and into next year; European juvenile sales are currently the best ever; efforts to improve the ready-to-assemble (RTA) furniture business are on track; and further gains in the bicycle market and new recreational product platforms will boost the Recreational/Leisure segment.

RTA furniture update

Acknowledging that it has been an uphill battle for the entire RTA furniture industry, Mr. Schwartz detailed the progress being made at Ameriwood’s RTA factories. Board prices have stabilized, scrap is down, board yield is up, labor efficiencies have improved and inventories are better balanced to realistically meet customers’ needs.  Results from a re-oriented supply chain, focusing on both North America and China, have been encouraging with a new import program rapidly becoming a growing part of Ameriwood’s business. With this concentrated effort, both the Cornwall, Ontario and Tiffin, Ohio facilities are operating at high efficiency levels and can accommodate still more business.

“While we remain convinced that there will be sustained demand for domestically manufactured RTA furniture, we have concluded that with the improvements made to date, our manufacturing footprint exceeds anticipated market needs. Therefore, the majority of manufacturing operations at the Dowagiac, Michigan facility will be suspended as of mid July. This will affect approximately 170 of the 215 member workforce. We believe this will ensure the long-term viability of our domestic operations and speed Ameriwood’s profitability growth. RTA furniture is a business we know well and will maintain. We are confident that, despite a difficult environment, we will definitely prevail,” announced Mr. Schwartz.

The suspension at Dowagiac will result in a pre-tax restructuring charge of approximately $11 million, the majority of which will be recorded this year. Of this amount, approximately $9 million will be a non-cash charge representing the write-down of building, equipment and other assets.

Updating the Home Furnishings segment’s other businesses, Dorel’s President said that despite a slow first quarter at Cosco Home & Office, which markets folding furniture, step stools, ladders and home healthcare products, the balance of the year is expected to be better than 2006. Dorel Asia, which designs and sources furniture, experienced a record 2006. With a continued broadening of its product range and customer base, 2007 will see more of the same. The focus at Dorel Home Products, traditionally a producer of futons, is on adding new customers and offering additional items.

Juvenile prepares for North American product launches; Europe soars

Extensive work is underway to further solidify and increase Dorel Juvenile Group’s North American market presence through one of its most elaborate product development programs ever. New products are scheduled to be launched early next year and a majority of items target higher price points and margins. A new Safety 1st logo and packaging was launched at the annual meeting and new products of the highly popular brand are being launched in October. Dorel Europe is expecting a strong year, with the best performances coming from the UK, which has experienced dramatic improvement, Germany, Holland, Switzerland and Portugal.

Earlier this year Dorel purchased a 55% interest in Australian juvenile products company IGC or In Good Care. “The acquisition presents exciting opportunities for Dorel. Working with an established company is the best way to accelerate growth in Australia and nearby countries, as well as reinforce our strong brands already being marketed there. It also provides a base from which to introduce our other consumer products. We have tested this strategy over the past two years with Dorel Distribution Canada and the results are most encouraging,” said Mr. Schwartz.

Recreational/Leisure: bikes and much more

After two years of limited growth at Pacific Cycle, 2007 is shaping up as a much better year.  There are efforts on several fronts with new non-bike product categories. These include backyard items such as swing sets as well as products for fish and game enthusiasts, among others. Pacific Cycle now generates a growing proportion of its revenue from non-bicycle sales as it continues to develop into a true recreational company, as opposed to strictly a bicycle business. Even so, Pacific Cycle sells more bikes than any other US bicycle company with the strong Schwinn, Mongoose and GT brands. Pacific tops the industry at 30 plus per cent of the units sold.

Outlook

Expectations remain that organic revenue growth will be modest in 2007, but that earnings improvements will outpace revenue increases. Despite organic revenue growth in the Juvenile segment that is expected to be in the low single digits, a strong first quarter performance at Dorel Europe and the stronger Euro will positively impact both revenues and earnings for this segment. The Recreational/Leisure segment is forecasting high single digit growth with better margins and increased earnings. The Home Furnishings segment revenue growth is expected to be in the low single digits, with moderate earnings improvements.

“We are encouraged with the prospects for this year. We have set in motion several initiatives in each of our divisions to capture increased market share and see considerable growth potential. Product development has been a keen focus and the benefits of these efforts will be felt as early as the third quarter. Acquisitions have helped build Dorel’s global presence by purchasing businesses that offer opportunity and round out the Company’s offerings. While we will concentrate on organic growth we will also look actively and carefully at new opportunities,” concluded Mr. Schwartz.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of IGC Dorel (Pty Ltd), a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 17, 2007